FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2012 First Quarter

(April 1, 2011 through June 30, 2011)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2012 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

August 2, 2011

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL	: http://www.toyota.co.jp
Representative	: Akio Toyoda, President
Contact person	: Naoki Kojima, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: August 10, 2011
Payment date of cash dividends	: —
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2012 First Quarter (April 1, 2011 through June 30, 2011)

(1) Consolidated financial results (For the three months ended June 30)	(% of change from previous first quarter)

	Net revenues		Operating income		Quarterly income before income taxes and equity in earnings of affiliated companies		Quarterly net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2012 first quarter	3,441,050	-29.4	-107,963	—	-80,531	—	1,160	-99.4
FY2011 first quarter	4,871,825	27.0	211,663	—	263,004	—	190,466	—

(Note) Quarterly comprehensive income: FY2012 first quarter 1,950 million yen (— %), FY2011 first quarter -92,819 million yen ( — %)

	Quarterly net income attributable to Toyota Motor Corporation per share – Basic	Quarterly net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2012 first quarter	0.37	0.37
FY2011 first quarter	60.74	60.74

(2) Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2012 first quarter	29,284,861	10,807,153	10,241,004	35.0
FY2011	29,818,166	10,920,024	10,332,371	34.7

2.	Cash dividends

Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2011	—	20.00	—	30.00	50.00
FY2012	—
FY2012 (forecast)		—	—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2012 (April 1, 2011 through March 31, 2012)

(% of change from FY2011 First Half or FY2011)

	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2012 First Half (for the six months ending September 30, 2011)	8,100,000	-16.3	-40,000	—	0	-100.0	70,000	-75.8	22.32
FY2012	19,000,000	0.0	450,000	-3.9	500,000	-11.2	390,000	-4.5	124.37

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

4.	Others
(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i) Changes by a newly issued accounting pronouncement: yes

(ii) Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)
(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2012 first quarter 3,447,997,492 shares,
FY2011 3,447,997,492 shares
(ii)	Number of treasury stock at the end of each period: FY2012 first quarter 312,305,667 shares,
FY2011 312,298,805 shares
(iii)	Average number of shares issued and outstanding in each period: FY2012 first quarter 3,135,694,420 shares,
FY2011 first quarter 3,135,991,841 shares

Information regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; and (xi) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TABLE OF CONTENTS

1. Qualitative Information Concerning Consolidated Financial Results for FY2012 First Quarter	2

(1) Financial Results	2

(2) Segment Operating Results	2

(3) Geographic Information	3

2. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2012	4

3. Other Information	5

(1) Changes in significant subsidiaries during the current period	5

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements	5

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements	5

4. Consolidated Production and Sales	6

(1) Production	6

(2) Sales (by destination)	6

5. Quarterly Consolidated Financial Statements	7

(1) Quarterly Consolidated Balance Sheets	7

(2) Quarterly Consolidated Statements of Income	9

(3) Quarterly Consolidated Statements of Cash Flows	10

(4) Going Concern Assumption	10

(5) Segment Information	11

(6) Significant Changes in Shareholders’ Equity	13

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2012 First Quarter

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 599 thousand units, or 32.9%, to 1,221 thousand units in FY2012 first quarter (For the three months ended June 30, 2011) compared with FY2011 first quarter (For the three months ended June 30, 2010). Vehicle unit sales in Japan decreased by 208 thousand units, or 41.5%, to 292 thousand units in FY2012 first quarter compared with FY2011 first quarter. Meanwhile, overseas vehicle unit sales also decreased by 391 thousand units, or 29.6%, to 929 thousand units in FY2012 first quarter compared with FY2011 first quarter.

As for the results of operations, net revenues decreased by 1,430.8 billion yen, or 29.4%, to 3,441.0 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 319.6 billion yen to an operating loss of 108.0 billion yen in FY2012 first quarter compared with FY2011 first quarter. Among the factors contributing to an increase in operating income were cost reduction efforts of 20.0 billion yen and a decrease in expense of 10.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included the effects of marketing activities of 280.0 billion yen, changes in exchange rates of 50.0 billion yen, and other factors of 19.6 billion yen. Quarterly income before income taxes and equity in earnings of affiliated companies decreased by 343.5 billion yen to a loss of 80.5 billion yen in FY2012 first quarter compared with FY2011 first quarter. Quarterly net income attributable to Toyota Motor Corporation decreased by 189.3 billion yen, or 99.4%, to 1.1 billion yen in FY2012 first quarter compared with FY2011 first quarter.

(2) Segment Operating Results

(i)	Automotive:

Net revenues for the automotive operations decreased by 1,407.0 billion yen, or 31.5%, to 3,060.8 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 299.2 billion yen to an operating loss of 202.5 billion yen in FY2012 first quarter compared with FY2011 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates.

(ii)	Financial services:

Net revenues for the financial services operations decreased by 21.8 billion yen, or 7.1%, to 285.8 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 20.5 billion yen, or 17.8%, to 94.6 billion yen in FY2012 first quarter compared with FY2011 first quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value and effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii)	All other:

Net revenues for all other businesses decreased by 22.4 billion yen, or 10.5%, to 190.5 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 6.0 billion yen to an operating loss of 2.0 billion yen in FY2012 first quarter compared with FY2011 first quarter.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i)	Japan:

Net revenues in Japan decreased by 1,022.1 billion yen, or 36.4%, to 1,784.5 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating loss increased by 179.1 billion yen to 206.6 billion yen in FY2012 first quarter compared with FY2011 first quarter. The increase in operating loss was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates.

(ii)	North America:

Net revenues in North America decreased by 630.1 billion yen, or 42.5%, to 853.5 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 80.8 billion yen, or 73.6%, to 28.9 billion yen in FY2012 first quarter compared with FY2011 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(iii)	Europe:

Net revenues in Europe increased by 0.1 billion yen, or 0.0%, to 459.9 billion yen in FY2012 first quarter compared with FY2011 first quarter. However, operating loss increased by 0.7 billion yen to 7.5 billion yen in FY2012 first quarter compared with FY2011 first quarter.

(iv)	Asia:

Net revenues in Asia decreased by 134.9 billion yen, or 16.2%, to 700.0 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 30.1 billion yen, or 33.4%, to 60.1 billion yen in FY2012 first quarter compared with FY2011 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

(v)	Other (Central and South America, Oceania and Africa):

Net revenues in other regions decreased by 84.9 billion yen, or 18.7%, to 368.8 billion yen in FY2012 first quarter compared with FY2011 first quarter, and operating income decreased by 20.0 billion yen, or 48.8%, to 21.0 billion yen in FY2012 first quarter compared with FY2011 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2012

Reflecting the upward revision of our production and sales plans based on our recent business performance, the current forecast of consolidated financial results for FY2012 (April 1, 2011 through March 31, 2012) is set forth below. This forecast assumes average exchange rates through the fiscal year of 80 yen per US$1 and 116 yen per 1 euro.

Forecast of consolidated results for FY2012

Net revenues	19,000.0 billion yen	(an increase of 0.0% compared with FY2011)
Operating income	450.0 billion yen	(a decrease of 3.9% compared with FY2011)
Income before income taxes and equity in earnings of affiliated companies	500.0 billion yen	(a decrease of 11.2% compared with FY2011)
Net income attributable to Toyota Motor Corporation	390.0 billion yen	(a decrease of 4.5% compared with FY2011)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) the impact of the March 11, 2011 Great East Japan Earthquake and ensuing events, including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iv) changes in funding environment in financial markets; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; and (xi) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of revenue recognition with multiple deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Consolidated Production and Sales

(1)	Production

(Units)

Business segment		FY2011 first quarter (April 1, 2010 through June 30, 2010)	FY2012 first quarter (April 1, 2011 through June 30, 2011)	Increase (Decrease)
Automotive	Japan	970,640	556,147	(414,493)
	North America	342,515	188,260	(154,255)
	Europe	83,467	75,752	(7,715)
	Asia	299,177	279,824	(19,353)
	Other	97,663	89,674	(7,989)
	Total	1,793,462	1,189,657	(603,805)
Other	Housing	950	1,009	59

Note:	1	Production in “Automotive” indicates production units of vehicles (new).
	2	“Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2)	Sales (by destination)

(Units)

Business segment		FY2011 first quarter (April 1, 2010 through June 30, 2010)	FY2012 first quarter (April 1, 2011 through June 30, 2011)	Increase (Decrease)
Automotive	Japan	499,836	292,283	(207,553)
	North America	525,678	275,468	(250,210)
	Europe	186,990	174,249	(12,741)
	Asia	285,824	259,873	(25,951)
	Other	321,667	219,501	(102,166)
	Total	1,819,995	1,221,374	(598,621)
Other	Housing	866	879	13

Note:	1	Sales in “Automotive” indicates sales units of vehicles (new).
	2	“Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1)	Quarterly Consolidated Balance Sheets

(Amount: million yen)

	FY2011 (March 31, 2011)	FY2012 first quarter (June 30, 2011)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,080,709	2,132,011	51,302
Time deposits	203,874	184,021	(19,853)
Marketable securities	1,225,435	1,174,091	(51,344)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,449,151	1,388,872	(60,279)
Finance receivables, net	4,136,805	3,807,306	(329,499)
Other receivables	306,201	303,200	(3,001)
Inventories	1,304,242	1,383,782	79,540
Deferred income taxes	605,884	595,347	(10,537)
Prepaid expenses and other current assets	517,454	641,414	123,960
Total current assets	11,829,755	11,610,044	(219,711)
Noncurrent finance receivables, net	5,556,746	5,460,383	(96,363)
Investments and other assets:
Marketable securities and other securities investments	3,571,187	3,495,534	(75,653)
Affiliated companies	1,827,331	1,804,681	(22,650)
Employees receivables	62,158	60,277	(1,881)
Other	661,829	691,412	29,583
Total investments and other assets	6,122,505	6,051,904	(70,601)
Property, plant and equipment:
Land	1,237,620	1,237,853	233
Buildings	3,635,605	3,639,231	3,626
Machinery and equipment	8,947,350	8,928,311	(19,039)
Vehicles and equipment on operating leases	2,491,946	2,392,686	(99,260)
Construction in progress	298,828	294,360	(4,468)
Total property, plant and equipment, at cost	16,611,349	16,492,441	(118,908)
Less – Accumulated depreciation	(10,302,189)	(10,329,911)	(27,722)
Total property, plant and equipment, net	6,309,160	6,162,530	(146,630)
Total assets	29,818,166	29,284,861	(533,305)

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(Amount: million yen)

	FY2011 (March 31, 2011)	FY2012 first quarter (June 30, 2011)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,179,009	3,276,554	97,545
Current portion of long-term debt	2,772,827	2,778,741	5,914
Accounts payable	1,503,072	1,464,978	(38,094)
Other payables	579,326	508,923	(70,403)
Accrued expenses	1,773,233	1,754,954	(18,279)
Income taxes payable	112,801	129,369	16,568
Other current liabilities	870,722	874,295	3,573
Total current liabilities	10,790,990	10,787,814	(3,176)
Long-term liabilities:
Long-term debt	6,449,220	6,014,843	(434,377)
Accrued pension and severance costs	668,022	675,455	7,433
Deferred income taxes	810,127	824,218	14,091
Other long-term liabilities	179,783	175,378	(4,405)
Total long-term liabilities	8,107,152	7,689,894	(417,258)
Total liabilities	18,898,142	18,477,708	(420,434)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value,	397,050	397,050	—
authorized: 10,000,000,000 shares at March 31, 2011 and June 30, 2011 issued: 3,447,997,492 shares at March 31, 2011 and June 30, 2011
Additional paid-in capital	505,760	505,049	(711)
Retained earnings	11,835,665	11,742,754	(92,911)
Accumulated other comprehensive income (loss)	(1,144,721)	(1,142,443)	2,278
Treasury stock, at cost,	(1,261,383)	(1,261,406)	(23)
312,298,805 shares at March 31, 2011 and 312,305,667 shares at June 30, 2011
Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,241,004	(91,367)
Noncontrolling interest	587,653	566,149	(21,504)
Total shareholders’ equity	10,920,024	10,807,153	(112,871)
Commitments and contingencies
Total liabilities and shareholders’ equity	29,818,166	29,284,861	(533,305)

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2)	Quarterly Consolidated Statements of Income

(First quarter for the three months ended June 30)

(Amount: million yen)

	FY2011 first quarter (Three months ended June 30, 2010)	FY2012 first quarter (Three months ended June 30, 2011)	Increase (Decrease)
Net revenues:
Sales of products	4,567,522	3,162,347	(1,405,175)
Financing operations	304,303	278,703	(25,600)
Total net revenues	4,871,825	3,441,050	(1,430,775)
Costs and expenses:
Cost of products sold	3,972,408	2,975,331	(997,077)
Cost of financing operations	169,672	161,536	(8,136)
Selling, general and administrative	518,082	412,146	(105,936)
Total costs and expenses	4,660,162	3,549,013	(1,111,149)
Operating income (loss)	211,663	(107,963)	(319,626)
Other income (expense):
Interest and dividend income	28,453	32,478	4,025
Interest expense	(7,128)	(5,381)	1,747
Foreign exchange gain (loss), net	7,132	(3,678)	(10,810)
Other income, net	22,884	4,013	(18,871)
Total other income (expense)	51,341	27,432	(23,909)
Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	263,004	(80,531)	(343,535)
Provision for income taxes	122,448	(43,188)	(165,636)
Equity in earnings of affiliated companies	70,026	40,202	(29,824)
Quarterly net income	210,582	2,859	(207,723)
Less: Quarterly net income attributable to the noncontrolling interest	(20,116)	(1,699)	18,417
Quarterly net income attributable to Toyota Motor Corporation	190,466	1,160	(189,306)

			(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	60.74	0.37	(60.37)
Diluted	60.74	0.37	(60.37)

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)	Quarterly Consolidated Statements of Cash Flows

(Amount: million yen)

	FY2011 first quarter (Three months ended June 30, 2010)	FY2012 first quarter (Three months ended June 30, 2011)
Cash flows from operating activities:
Quarterly net income	210,582	2,859
Adjustments to reconcile quarterly net income to net cash provided by operating activities
Depreciation	293,053	256,213
Provision for doubtful accounts and credit losses	(19,980)	(16,045)
Pension and severance costs, less payments	17,185	6,207
Losses on disposal of fixed assets	5,733	6,524
Unrealized losses on available-for-sale securities, net	26	281
Deferred income taxes	37,806	(24,751)
Equity in earnings of affiliated companies	(70,026)	(40,202)
Changes in operating assets and liabilities, and other	292,707	125,265
Net cash provided by operating activities	767,086	316,351
Cash flows from investing activities:
Additions to finance receivables	(2,233,327)	(2,021,331)
Collection of and proceeds from sales of finance receivables	2,062,297	2,089,073
Additions to fixed assets excluding equipment leased to others	(144,888)	(172,441)
Additions to equipment leased to others	(307,940)	(197,487)
Proceeds from sales of fixed assets excluding equipment leased to others	11,178	5,308
Proceeds from sales of equipment leased to others	158,897	125,860
Purchases of marketable securities and security investments	(752,796)	(753,224)
Proceeds from sales of and maturity of marketable securities and security investments	895,847	904,870
Changes in investments and other assets, and other	(165,371)	60,516
Net cash provided by (used in) investing activities	(476,103)	41,144
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,000,177	360,761
Payments of long-term debt	(611,476)	(685,550)
Increase in short-term borrowings	22,491	157,952
Dividends paid	(78,400)	(94,071)
Purchase of common stock, and other	(12,364)	(19,365)
Net cash provided by (used in) financing activities	320,428	(280,273)
Effect of exchange rate changes on cash and cash equivalents	(80,718)	(25,920)
Net increase in cash and cash equivalents	530,693	51,302
Cash and cash equivalents at beginning of period	1,865,746	2,080,709
Cash and cash equivalents at end of period	2,396,439	2,132,011

Note:	In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4)	Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5)	Segment Information

(i) Segment operating results

FY2011 first quarter (Three months ended June 30, 2010)

(Amount: million yen)

	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,465,173	304,303	102,349	—	4,871,825
Inter-segment sales and transfers	2,629	3,362	110,526	(116,517)	—
Total	4,467,802	307,665	212,875	(116,517)	4,871,825
Operating expenses	4,371,103	192,555	208,869	(112,365)	4,660,162
Operating income	96,699	115,110	4,006	(4,152)	211,663

FY2012 first quarter (Three months ended June 30, 2011)

(Amount: million yen)

	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,055,743	278,703	106,604	—	3,441,050
Inter-segment sales and transfers	5,087	7,069	83,935	(96,091)	—
Total	3,060,830	285,772	190,539	(96,091)	3,441,050
Operating expenses	3,263,372	191,161	192,489	(98,009)	3,549,013
Operating income (loss)	(202,542)	94,611	(1,950)	1,918	(107,963)

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic information

FY2011 first quarter (Three months ended June 30, 2010)

(Amount: million yen)

	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,782,892	1,459,007	444,450	775,681	409,795	—	4,871,825
Inter-segment sales and transfers	1,023,710	24,630	15,361	59,159	43,936	(1,166,796)	—
Total	2,806,602	1,483,637	459,811	834,840	453,731	(1,166,796)	4,871,825
Operating expenses	2,834,101	1,373,935	466,648	744,615	412,651	(1,171,788)	4,660,162
Operating income (loss)	(27,499)	109,702	(6,837)	90,225	41,080	4,992	211,663

FY2012 first quarter (Three months ended June 30, 2011)
						(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,165,687	832,755	448,141	658,104	336,363	—	3,441,050
Inter-segment sales and transfers	618,802	20,843	11,772	41,833	32,453	(725,703)	—
Total	1,784,489	853,598	459,913	699,937	368,816	(725,703)	3,441,050
Operating expenses	1,991,123	824,607	467,464	639,825	347,788	(721,794)	3,549,013
Operating income (loss)	(206,634)	28,991	(7,551)	60,112	21,028	(3,909)	(107,963)

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION FY2012 First Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6)	Significant Changes in Shareholders’ Equity

 None